SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom, SGPS S.A.
Public Company
Registered Office: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 33,865,695
Registered in the Lisbon Commercial Registry and Corporation Number 503 215 058

General Meeting of Shareholders

Lisbon, Portugal, 22 June 2007 – Portugal Telecom informs that its General Meeting of Shareholders was held today at the registered office.

The items on the agenda were approved as follows:

  Amendment to the articles of association of Portugal Telecom in light of the amendments to the Portuguese Companies Code made by the Decree-Law no. 76-A/2006 of 29 March which, notably, aims at the implementation of the Anglo-Saxon governance model in Portugal Telecom, with the Company’s supervision to be carried out by an Audit Committee composed of members of the Board of Directors and by a statutory auditor.

  Change in the composition of the Board of Directors from 21 (twenty-one) to 23 (twenty-three) members and election of Mr. Rafael Luís Mora Funes and Professor José Guilherme Xavier de Basto as members of the Board of Directors to complete the 2006-2008 term-of-office.

  Election of the Directors Mr. João Manuel de Mello Franco, Mr. Thomaz de Mello Paes de Vasconcellos and Professor José Guilherme Xavier de Basto as members of the Audit Committee for the 2006-2008 term of office. Mr. João Manuel de Mello Franco was appointed as Chairman of the Audit Committee for such term of office.

  Election of the company P. Matos Silva, Garcia Jr., P. Caiado & Associados, SROC, represented by Mr. Pedro João Reis de Matos Silva, as Statutory Auditor and of the company Ascensão, Gomes, Cruz & Associado – SROC, represented by Mr. Mário João de Matos Gomes as alternate Statutory Auditor, for the 2006-2008 term of office.

  Authorisation for the Board of Directors to increase the share capital, on one or more occasions, through capital contributions in cash, up to the amount of Euro 15,000,000, with the favourable opinion of the Audit Committee and after a resolution has been passed by the General Meeting of Shareholders fixing the parameters to which such share capital increase or increases shall be subject. As a result of this resolution, the amendment to paragraph 3 of Article Four of the Articles of Association has also been approved.

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  Election of Mr. Álvaro João Duarte Pinto Correia, Mr. João Manuel de Mello Franco and Mr. Francisco Adelino Gusmão Esteves de Carvalho as members of the Compensation Committee in substitution of the resigning members.

Additionally, prior to the agenda of the General Meeting of Shareholders, the new Vice-Chairman of the General Meeting of Shareholders, Mr. Eduardo Augusto Alves Vera-Cruz Pinto, has been elected, following the resignation of the former Vice-Chairman of the General Meeting.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

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PT is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.